

Mail Stop 4720

October 15, 2015

Via E-mail
Mr. John C. Molina, J.D.
Chief Financial Officer
Molina Healthcare, Inc.
200 Oceangate, Suite 100
Long Beach, CA 90802

> **Re: Molina Healthcare, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 26, 2015**
> **Form 10-Q for the Quarterly Period Ended June 30, 2015**
> **Filed July 30, 2015**
> **File No. 1-31719**

Dear Mr. Molina:

We have limited our review to only your financial statements and related disclosures. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested responses. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for the Fiscal Year Ended December 31, 2014

Notes to Consolidated Financial Statements
12. Long-Term Debt, page 88

1. You state on page 89 that you exchanged $176.6 million aggregate principal amount of the 3.75% Notes for $176.6 million principal amount of 1.625% convertible senior notes due 2044, approximately 1.7 million shares of your common stock, and payment of accrued interest on the exchanged 3.75% Notes. Please tell us how you accounted for the

Exchange. Provide us your analysis under ASC 470-50 and any authoritative guidance that supports your accounting treatment.

2. Please tell us if payment of cash upon conversion of the 1.625% convertible senior notes issued in August and September 2014 is solely at your option. If not, please provide us an analysis as to why the embedded conversion option was not bifurcated and recorded as a derivative. Refer to ASC 815-40-25-4.

Form 10-Q for the quarterly period ended June 30, 2015

Notes to Consolidated Financial Statements
10. Medical Claims and Benefits Payable, page 16

3. You state on page 17 that you recognized favorable prior period claims development in the amount of $138.1 million for the six months ended June 30, 2015. Please provide us proposed disclosure to be included in future filings quantifying the impact of each of the four factors you discuss that resulted in the development. Regarding the fourth factor discussing retroactive increase to the provider fee schedules implemented by the state in mid-2014, explain how the increase in the average time between the date of service and the date of payment caused an overstatement of the reserves.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Marketplace Premium Stabilization Programs-Health Plans Segment, page 47

4. Please provide us proposed disclosure to be included in your significant accounting policies note to the consolidated financial statements in future filings providing your accounting policy for each of the 3R's and the MLR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance